

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Brian Willey
EVP and Chief Financial Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

Re: Matador Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-35410

Dear Brian Willey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Business
Estimated Proved Reserves, page 17

1. We note the reconciliation of the changes in proved undeveloped reserves includes a line item entry of 46.4 MMBoe for "Extensions and Discoveries" that combines additions of 53.8 MMBoe in new reserves with an offset to remove 7.4 MMBoe for reserves that were not developed or were no longer expected to be developed within five years of their initial bookings as a result of changes in development plans. We also note you include similar adjustments to the net quantities shown in the reconciliation of the changes in total proved reserves for "Extensions and Discoveries" on page F-40 for the years ending December 31, 2022 and 2021, respectively.

   We believe that changes associated with reclassifying reserves due to changes in a previously adopted development plan should be categorized as revisions and included in the reconciliation under line item "Revisions of Prior Estimates." Refer to the guidance in

subparagraphs (a) and (d) of FASB ASC 932-235-50-5 and revise the classifications within your proved undeveloped and total proved reserves reconciliations and the associated narratives accordingly.

<u>Drilling Results, page 22</u>

2.   Please expand or modify the disclosure of your drilling activities to clarify the extent, if true, that your exploratory wells include and/or exclusively represent extension wells. Refer to the definition of a productive well in Item 1205(b)(2) of Regulation S-K and the definitions of an exploratory well and an extension well in Rule 4-10(a)(13) and (a)(14) of Regulation S-X, respectively. Also, expand your "Glossary of Oil and Natural Gas Terms" to include the definition for an extension well.

<u>Unaudited Supplementary Information</u>
<u>Supplemental Oil and Natural Gas Disclosures</u>
<u>Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves, page F-42</u>

3.   We note disclosure in footnote (4) on page 18 clarifies the standardized measure includes future plugging and abandonment expenses. Please expand the discussion accompanying the presentation of the standardized measure on page F-42 to include a similar statement. Refer to FASB ASC 932-235-50-36.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation